Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

The following are excerpts from the 2020 Sustainability Report (the “Report”) of Pioneer Natural Resources Company (the “Company” or “Pioneer”). The excerpts contain only those portions of the Report relating to the proposed acquisition of Parsley Energy, Inc. by Pioneer:

Letter from the CEO, p. ii

During the drafting of this year’s report, we announced the acquisition of Parsley Energy (Parsley). Like Pioneer, Parsley shares a commitment to ESG matters and demonstrates impressive environmental performance. Parsley is a Permian pure-play company, and a large portion of its operating footprint is contiguous to Pioneer’s, which is expected to allow the combined company to realize both operational and environmental synergies. Minimizing air emissions is a shared priority for Pioneer and Parsley – and Pioneer is committed to continue being a leader among U.S. oil and gas producers after the companies are combined.

As I have stated publicly on many occasions, flaring of associated natural gas is a “black eye” for the industry in the Permian Basin. We are committed to ending “routine” flaring in the Permian by 2030 in conjunction with the World Bank’s recommendation. We aspire to reach this goal by 2025. As part of this commitment, Pioneer will only bring an oil well onto production when it is connected to a midstream partner’s sales pipeline for the associated natural gas. Pioneer continues to be a leader in this area with a flaring intensity rate of less than one percent. Beginning with a 2019 baseline, Pioneer is establishing aggressive targets for reductions in our GHG emissions, methane emissions and flaring intensities for the next 10 years, taking into account the addition of Parsley’s assets.

Letter from the Chairman, p. iii

As Scott mentioned in his letter, 2020 has proved to be a challenging year for the oil and gas industry. Nevertheless, Pioneer continues to excel – drilling the best wells in the Permian Basin, maintaining a strong balance sheet and returning capital to our investors – and we have done so in alignment with stakeholder expectations on ESG matters. Our combination with Parsley will allow us to continue to deliver best-in-class operational and ESG performance for decades to come. While Scott focused on the tremendous progress Pioneer continues to make on environmental issues, I will address Pioneer developments in both social and governance matters.

Target Setting, pp. vi-vii

Pioneer has set Emissions Targets aligned with the TCFD’s criteria for target-setting, for our operated assets, from a 2019 emissions baseline, to:

Limit our annual flaring intensity to less than 1% including Parsley Energy assets by year-end 2022

Our Company, p. 1

On October 20, 2020, Pioneer and Parsley Energy, Inc. announced an agreement under which Pioneer will acquire all of the outstanding shares of Parsley in an all-stock transaction valued at approximately $7.6 billion. Following closing of the acquisition, Pioneer will hold approximately 960,000 net acres in the Permian Basin and will be the premier independent operator in the basin.

Emissions Targets, p. 19

Pioneer has established four GHG emissions-related targets aligned with the TCFD’s criteria for target setting. We have committed to the following long-term targets for our operated assets, from a full-year 2019 emissions baseline to:

•	Limit our annual production flaring intensity to less than 1% of our natural gas produced (while striving to bring Parsley assets to this level by year-end 2022)

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer Natural Resources Company (“Pioneer”) and Parsley Energy, Inc. (“Parsley”). The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley have filed a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus was included. The information in the Form S-4 is not complete and may be changed. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. After the Form S-4 is declared effective by the SEC, the definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this communication are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that Pioneer’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on Pioneer’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform Pioneer’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of Pioneer’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer and Parsley undertake no duty to publicly update these statements except as required by law.